The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 APR -3 AM 8:

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

02028214

By Airmail

20th March, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 28th February 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an News Release dated 20th March 2002, announcing the outcome of the EMI Recorded Music operational review.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Enc.

dlw 4/10

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

TEL: 542

FOR IMMEDIATE RELEASE

EMI GROUP plc
Outcome of EMI Recorded Music operational review

LONDON: 20 March 2002 EMI Group plc (EMI) today announces the outcome of its operational review of EMI Recorded Music.

Highlights

- Recorded Music review will generate £98.5m annualised fixed cost savings, at a one-off exceptional cash cost of £110m
- With gross margin improvements, Recorded Music operating margins expected to be in the range of 11% to 13% within three years
- Approximately 1,800 jobs affected
- Additional exceptional charges of £130m relating primarily to asset write-offs, the write down of loss making businesses and to Mariah Carey
- New bank facilities agreed
- Annual dividend rebased to 8p per share

Cost savings and margin improvements

The review has resulted in a plan to re-shape EMI Recorded Music. The first phase, which will be fully implemented by September 2002, involves restructuring the business to compete more effectively in the current music market. EMI expects to realise from this restructuring annualised fixed cost savings of £98.5m, of which £13m will be achieved by 31 March 2002, a further £76m in the year ending March 2003, and the remainder in the year ending March 2004.

The Recorded Music savings, together with gross margin improvements, are expected to generate an improvement in EMI Recorded Music operating margins, before Group costs, from their current level to an expected range of between 11% and 13% within three years.

The restructuring affects approximately 1,800 jobs. The majority of these positions will have been made redundant by the end of March 2002, with the remainder by the end of September 2002.

The next phase of the plan will comprise a series of initiatives for 2002/03 and beyond, designed to improve further the ability of the business to compete.

Exceptional charge

The cash cost of achieving the savings in Recorded Music will be approximately £110m, which will be taken as an exceptional charge. There will be a further exceptional item of some £92m relating to the write down of loss-making investments and other asset write-offs. This is in addition to the exceptional charge of £38m announced in January in relation to the termination of the contract with Mariah Carey. Therefore, the total exceptional charge for the year is expected to be approximately £240m, of which £142m will be cash and £98m non-cash.

REGISTERED OFFICE 4 TENTERDEN STREET LONDON W1A 2AY REGISTERED IN ENGLAND NO. 229231

Debt refinancing

EMI has agreed with its banks a refinancing of its debt facilities, consisting of an £800m three year facility and a £500m bridge facility pending a bond issue later in the year. These facilities, together with £350m of existing US bonds, give EMI access to approximately £1.65bn of debt capital.

Dividend

To maintain an appropriate balance between dividends to shareholders and retaining capital to grow the business, the Board has decided to rebase the annual dividend. Accordingly, the Board will propose a final dividend of 3.75p per share, making the total for the current financial year 8p per share. The cash saved will be invested in the restructuring plan for EMI Recorded Music.

Looking forward, the Board will consider the level of dividend in the light of progress within the business.

Current trading

EMI Music Publishing has continued its track record of growing sales and operating profit year on year, and has increased its market leading position. The Group expects this business to continue its historical pattern of success for the foreseeable future.

EMI is on track to achieve a profit before tax, exceptional items and amortisation (Adjusted PBT) of £150m for the year ending 31st March 2002, as indicated in its announcement of 5 February, 2002.

Comment

Commenting on the announcement, Eric Nicoli, Chairman of EMI Group plc, said: "Alain Levy and his team have made an impressive impact on our Recorded Music business in a short time. The restructuring plans revealed today will transform the performance of this part or our business. This improvement, together with the dependable earnings stream from our excellent EMI Music Publishing business, will put EMI back on a growth track."

Alain Levy, Chairman and CEO, EMI Recorded Music, said: "David Munns and I arrived at EMI on October 15th, and were faced with the challenge of re-creating EMI Recorded Music, taking into account our outlook on the market and our view of the industry. We are shaping EMI Recorded Music for the future, and positioning it for revenue growth from a much lower cost base and with much better practices.

"There are some real challenges facing the music industry at the moment. However, we are firmly on target to improve EMI's performance, and we are optimistic about our ability to attack the broader challenges."

Webcast

There will be a live audio webcast of the presentation to analysts and investors available on www.emigroup.com at 9.00am Wednesday 20th March, and a full video webcast will be available from later in the day.

Enquiries

EMI Group plc		
Eric Nicoli	Chairman, EMI Group plc	+44 20 7355 4848
Amanda Conroy	SVP, Corporate Communications	+44 20 7667 3216
Siobhan Turner	Director, Investor Relations	+44 20 7667 3234
Brunswick Group Limited		
Patrick Handley	Partner	+44 20 7404 5959